EXHIBIT 2

Activist wins key support to oust board of ShopHQ parent

By Richard Morgan

June 9, 2014 | 2:23pm

“It’s unusual for proxy advisors to recommend that investors replace even half a board, as ISS did — much less a majority of the board, as Glass Lewis did,” said Bruce Goldfarb, the president of Okapi Partners, the proxy-solicitation firm representing Clinton Group.

The hedge fund’s president, Greg Taxin, has been exchanging barbs with ValueVision ever since and, in a June 2 letter to shareholders, attacked its management not only for underperformance but for “a great lifestyle.”

“At least 10 senior members of management live 900 miles or more from the office, often jetting in on Monday and out on Thursday (mostly at company expense),” he wrote.

Taxin also dismissed ValueVision’s merchandising strategy for its ShopHQ network as hopelessly outdated — “focused as it is on selling widely available, ‘distinctive national brands’ with a programming format that is reminiscent of the 1990s and a monotonous and repetitive schedule.”

Clinton Group’s Taxin, when reached by phone, seemed more amused by ValueVision’s rebuttal than impressed.

“It was hysterical,” he told The Post, “in both senses of the word.”